May 7, 2009
VIA EDGAR
Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington D.C. 20549

RE:	Alion Science and Technology Corporation (the “Company”) Form 10-K for Fiscal Year Ended September 30, 2008 Form 10-Q for Fiscal Quarter Ended December 31, 2008 File No. 333-89756
Dear Mr. Cash:
With respect to the above captioned filings, we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the comment letter dated April 9, 2009 (the “Comment Letter”). We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter.
Form 10-K for the year ended September 30, 2008
Management’s Discussion and Analysis
Liquidity and Capital Resources
Term B Senior Credit Facility. page 36
1.	We note your disclosure that you were in compliance with the Term B Senior Credit Facility financial covenants. Given the importance of available funding to your business, please revise future filings to present, for the most significant and restrictive financial covenants, actual ratios and other actual amounts versus minimum/ maximum required ratios/ amounts during each reporting period. We believe that such a presentation may allow investors to more easily understand your current ability to meet the financial covenants. Also, for covenants that restrict additional debt, dividends, share repurchases, and other transactions, please revise future filings to quantify those restrictions to the extent applicable.
The Company will include new disclosure in its future filings to reflect the Staff’s requests. Please see the Company’s Form 10-Q for the quarter ended March 31, 2009, which will be filed on or before May 15, 2009, for such new disclosure which will be presented in the discussion of the Company’s debt structure addressed in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of the Company’s Financial Condition and Results of Operations.
2.	We note your disclosure that you are now required to use all excess annual cash flow to prepay outstanding senior term loans. Please revise future filings to clarify how excess cash flow is defined and to quantify and better explain the expected impact of this provision.
The Company will include new disclosure in its future filings to reflect the Staff’s requests. Please see the Company’s Form 10-Q for the quarter ended March 31, 2009, which will be filed on or before May

15, 2009, for such new disclosure in the discussion of the Company’s debt structure addressed in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of the Company’s Financial Condition and Results of Operations.
Senior Unsecured Notes, page 41
3.	We note that your senior unsecured notes contain certain covenants. Please tell us and in future filings clearly indicate your compliance with these covenants during each reporting period. For any material financial covenants, please disclose the required ratios/ amounts and the actual ratios/ amounts as noted in the comment above. Also, for covenants that restrict additional debt, dividends, share repurchases and other transactions, please revise future filings to quantify those restrictions to the extent applicable.
As of September 30, 2008, December 31, 2008, and March 31, 2009, the Company was in compliance with the covenants set forth in the Company’s Indenture with respect to the Company’s 10.25% Senior Unsecured Notes. The Company’s Indenture does not contain any financial covenants.
The Company is subject to a covenant under its Indenture that restricts the Company’s ability to incur additional indebtedness. The Company and its Restricted Subsidiaries are prohibited from issuing, incurring, assuming, guaranteeing, and otherwise becoming liable for any Indebtedness as defined under the Indenture unless the Company’s ratio of Adjusted EBITDA to Consolidated Interest Expense (each as defined in the Indenture) exceeds 2.0 to 1.0. Even if the Company’s Adjusted EBITDA to Consolidated Interest Expense does not exceed 2.0 to 1.0, the Company may incur other permitted indebtedness which includes:
•	indebtedness incurred pursuant to the Senior Credit Facility and certain other contracts up to $360 million less principal repayments made under that indebtedness

•	permitted inter-company indebtedness

•	the Company’s 10.25% notes

•	indebtedness pre-existing the issuance of the Company’s 10.25% notes

•	permitted Indebtedness of acquired subsidiaries

•	permitted refinancing Indebtedness

•	Indebtedness under hedging agreements

•	performance, bid, appeal and surety bonds and completion guarantees

•	Ordinary course insufficient funds coverage

•	Guarantees in connection with permitted refinancing indebtedness

•	Indebtedness of non-U.S. subsidiaries incurred for working capital purposes

•	Indebtedness incurred for capital expenditure purposes and indebtedness for capital and synthetic leases not exceeding in the aggregate $25 million and 2.5% of the Company’s Total Assets as defined in the Indenture

•	Permitted subordinated indebtedness of the Company or any Restricted Subsidiary incurred to finance a permitted acquisition, certain permitted transactions involving the ESOP and refinancing indebtedness of acquired non-U.S. subsidiaries in an amount not exceeding in the aggregate $35 million

•	Reimbursement obligations with regard to letters of credit

•	Certain agreements in connection with the acquisition of a business as long as the liabilities incurred in connection therewith are not reflected on the Company’s balance sheet

•	Certain deferred compensation agreements

•	Certain other indebtedness not exceeding $35 million.

The Company is subject to a covenant under its Indenture that restricts the Company’s ability to declare and pay any cash dividend or other distribution with regard to any equity interest in the Company, make any repurchase or redemption of any equity interest of the Company, any repurchase or redemption of subordinated indebtedness, and make certain investments, except that the Company may make such payments in limited amounts if the Company’s ratio of Adjusted EBITDA to Consolidated Interest Expense exceeds 2.0 to 1.0 subject to certain limitations. Even if the Company’s Adjusted EBITDA to Consolidated Interest Expense does not exceed 2.0 to 1.0, the Company may make or pay:
•	Restricted Payments out of substantially concurrent contributions of equity to the Company and substantially concurrent incurrences of permitted indebtedness

•	Certain limited and permitted dividends

•	Certain repurchases of the Company’s equity securities deemed to occur upon exercise of stock options or warrants

•	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Company’s equity securities

•	the required premium payable on the Senior Unsecured Notes in connection with a change of control of the Company

•	certain permitted inter-company subordinated obligations

•	certain repurchases and redemptions of subordinated obligations of the Company or a Subsidiary Guarantor from Net Available Cash (as defined in the Indenture)

•	repurchases of subordinated obligations in connection with an asset sale to the extent required by the Indenture

•	the redemption or repurchase for value of any Company equity securities from former Company employees who were also former Joint Spectrum Center employees after voluntary or involuntary termination of employment with the Company

•	certain permitted transactions with the ESOP not exceeding $25 million in the aggregate

•	certain other payments not exceeding $30 million in the aggregate.
The Indenture restricts the Company’s ability to engage in other transactions including restricting the ability of subsidiaries to make distributions and pay dividends to parents, merging or selling all or substantially all of the Company’s assets, making certain issuances of Subsidiary equity securities, engaging in certain transactions with affiliates, incurring liens, entering into sale/lease-back transactions and engaging in business unrelated to the Company’s business at the time the Company issued the Senior Unsecured Notes.
The Company will include disclosure substantially in the form of its response to this question in its future filings. Please see the Company’s Form 10-Q for the quarter ended March 31, 2009, which will be filed on or before May 15, 2009, for such new disclosure in the discussion of the Company’s debt structure addressed in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of the Company’s Financial Condition and Results of Operations.
Summary of Critical Accounting Policies, Goodwill and Intangible Assets and Redeemable Common Stock, page 47
4.	Please provide us and revise future filings to provide the following information.
•	Address your basis for defining your reporting unit(s) under paragraphs 30-36 of SFAS 142 and address any changes in those units or goodwill allocations during the periods presented due to recent acquisitions, etc.

•	We note your discussion of the methods used for determining fair value based on the estimated fair value of your common stock. Disclose the assumed benefits of this valuation method, and why management selected this method as being meaningful for preparing your goodwill impairment analysis.

•	For the fair value methodology you use, provide a description of the “significant judgments” used and sensitivity of those assumptions in determining fair value. For example, for a discounted cash flow analysis, such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and the terminal rate.
Refer to Section 501.14 of the Financial Reporting Codification for guidance.
The Company will include the following disclosure in its critical accounting policies in future filings. The Company will include this disclosure in its next quarterly report on Form 10-Q and will update this disclosure in subsequent filings.
“The Company accounts for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142 Goodwill and Intangibles. Alion is required to review goodwill at least annually for impairment or, more frequently if events and circumstances indicate goodwill might be impaired. The Company performs its annual review at the end of each fiscal year. Alion is required to recognize an impairment loss to the extent that its goodwill carrying amount exceeds fair value. Evaluating any impairment to goodwill involves significant management estimates. To date, these annual reviews have resulted in no adjustments.
The Company operates in one segment and tests goodwill at the reporting unit level. Management identifies reporting units based on the guidance in paragraphs 30-36 of SFAS 142, consistent with Alion’s organizational structure and availability of discrete financial information. The Company employs a reasonable, supportable and consistent method to assign goodwill to reporting units expected to benefit from the synergies arising from acquisitions. Alion determines reporting unit goodwill in a manner similar to the way it determines goodwill in a purchase allocation by using fair value to determine reporting unit “purchase price”, assets, liabilities and goodwill. The Company’s reporting units remained consistent in structure for all periods presented. From September 2007 to September 2008, goodwill increased by approximately $2.9 million for contingent consideration recognized for earlier acquisitions. There were no changes to goodwill in the three and six month periods ended March 31, 2009. The Company allocated changes in goodwill carrying value to reporting units based on acquisitions attributable to each unit’s current structure.
The Company performs a discounted cash flow analysis to estimate the enterprise fair value of Alion and its reporting units and the fair value of reporting unit goodwill in order to test goodwill for potential impairment. Alion’s cash flow analysis depends on several significant management inputs and assumptions. Management uses rates and assumptions generally consistent with those used by the independent third party to prepare the valuation report for the ESOP Trustee. The Company performs its own independent analysis to determine whether goodwill is potentially impaired.
Management’s cash flow analysis includes the following significant inputs and assumptions: estimated future revenue and revenue growth; estimated future operating margins and EBITDA; observable market multiples for guideline companies; and a discount rate based on Alion’s weighted average cost of capital. Changes in one or more of these inputs could materially alter the calculation of Alion’s enterprise fair value and thus the Company’s determination of whether its goodwill is potentially impaired. Management includes EBITDA in its analysis in order to use publicly available valuation data. To confirm the reasonableness of the Company’s analysis, Management reviews the Company’s internally computed enterprise fair value and compares it to the results of the independent third party valuation prepared for the ESOP Trustee. Management allocates Alion’s estimated enterprise fair value to each reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. Reporting unit residual fair value after this allocation is the implied fair value of reporting unit goodwill.

Management compares each reporting unit’s carrying amount to its estimated fair value. If a reporting unit’s carrying value exceeds its estimated fair value, the Company compares the reporting unit’s goodwill carrying amount with the corresponding implied fair value of its goodwill. If the carrying amount of reporting unit goodwill exceeds its fair value, the Company recognizes an impairment loss to the extent that the carrying amount of goodwill exceeds implied fair value.”
Notes to the Consolidated Financial Statements
(2) Summary of Significant Accounting Policies — Redeemable Common Stock, page 59
5.	We note your reference here and elsewhere in the filing to third-party appraisers. Please tell us the nature and extent of the third parties’ involvement and tell us whether you believe they are acting as experts as defined in the Securities Act of 1933.
The Company will include additional disclosure in its future filings in response to the Staff’s requests. Management does not believe the third-party appraisers are acting as experts as defined in the Securities Act of 1933. The appraisers assist the ESOP Trustee in establishing a fair market value price for the ESOP Trustee to use in valuing ESOP investments and purchasing and selling shares of Alion common stock. The Company will include the following disclosure in its next quarterly report on Form 10-Q and will update this disclosure in subsequent filings. The Company believes this disclosure will make clear that Management is responsible for amounts included in the Company’s financial statements.
“Redeemable Common Stock
There is no public market for Alion’s common stock and therefore no observable price for its equity, individually or in the aggregate. The ESOP Trust holds all the Company’s outstanding common stock. Under certain circumstances, ESOP beneficiaries can require the ESOP Trust to distribute the value of their beneficial interests. The ESOP Trustee can distribute cash or shares of Alion common stock. The Internal Revenue Code (IRC) and the Employee Retirement Income Security Act (ERISA) require the Company to offer ESOP participants who receive Alion common stock, a liquidity put right which requires the Company to purchase distributed shares at fair market value. Eventual redemption of shares of Alion common stock is outside the Company’s control; therefore, Alion classifies its outstanding shares of redeemable common stock as a liability.
At each reporting date Alion is required to increase or decrease the reported value of its outstanding common stock to reflect its estimated redemption value. Management estimates the value of this liability based on the most recent price at which the Company was able to sell shares to the ESOP Trust (current share price times total shares issued and outstanding). As required by the IRC and the ESOP, the ESOP Trustee retains an independent third party valuation firm to assist it in determining the fair market value (share price) at which the ESOP Trustee, consistent with its fiduciary responsibilities, may acquire or dispose of investments in Alion common stock. Management provides financial and other information to the third party valuation firm for it to use in the report and recommendations it prepares for the ESOP Trustee. Management reviews the information that the valuation firm includes in its report for accuracy and consistency with the data provided by the Company. Alion’s Board of Directors reviews the valuation report and the share price selected by the Trustee.
Alion records changes in the reported value of its outstanding common stock through an offsetting charge or credit to accumulated deficit. The Company decreased its liability for redeemable common stock by approximately $20.4 million for the six months ended March 31, 2009. The accumulated deficit at March 31, 2009 included $89.2 million for changes in the Company’s share redemption liability. Outstanding redeemable common stock had an aggregate fair value of approximately $180.6 million as of March 31, 2009.”

Form 10-Q for the Quarter ended December 31, 2008
Management’s Discussion and Analysis
Overview. page 30
6.	In future filings please expand your management’s discussion and analysis to address recent economic events and trends, including pressures within your specific markets, and their current and expected/potential future impacts on your operations, financial position and liquidity. Your disclosures should provide detailed information about your customers, the status of significant production programs, changes in demand for your products, expected trends, management’s responses to those events, potential future actions by management, and any other detailed information you believe may be useful to investors. Also, please expand your liquidity discussion to address the expected impact on current and future cash flows and to address how you believe the global financial climate, including the credit shortage, may affect sources of liquidity.
The Company will include new disclosure in its future filings to reflect the Staff’s requests. Please see the Company’s Form 10-Q for the quarter ended March 31, 2009, which will be filed on or before May 15, 2009, for such new disclosure. The Company will include this disclosure in the Overview section of Management’s Discussion and Analysis of the Company’s Financial Condition and Results of Operations.
Liquidity and Capital Resources. page 33
7.	We note that you have experienced delays in contact funding. In future filings enhance your discussion to explain the reasons for the delays, to address when you expect the funding to be approved and to clarify how the delays may impact your liquidity. Also, please revise future filings to disclose and address reasons for changes in DSO as of each period presented.
The Company will include new disclosure in its future filings to reflect the Staff’s requests. Please see the Company’s Form 10-Q for the quarter ended March 31, 2009, which will be filed on or before May 15, 2009, for such new disclosure. The Company will include this disclosure in its discussion of cash flows in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of the Company’s Financial Condition and Results of Operations.
In connection with our responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*          *          *          *

     Please call the undersigned at (703) 918-4484 with any questions. We appreciate the staff’s efforts with respect to our filings.
Sincerely,
/s/ Michael Alber
Alion Science and Technology Corporation
Michael Alber
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Mindy Hooker, Staff Accountant, Securities and Exchange Commission
Anne McConnell. Senior Staff Accountant, Securities and Exchange Commission
Bahman Atefi, Chairman and CEO, Alion
James Fontana, Senior Vice President and GC, Alion
Marc Paul, Baker & McKenzie LLP
Michael Condro, Deloitte & Touche, LLP